UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission file number: 001-42466

3 E Network Technology Group Ltd

(Exact Name of Registrant as Specified in Its Charter)

B046 of Room 801, 11 Sixing Street

Huangge Town, Nansha District

Guangzhou, Guangdong Province, PRC

Tel: +86-020-343-29249

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Resignation of Director

On June 16, 2025, the board of directors (the “Board”) of 3 E Network Technology Group Ltd (the “Company”) received the resignation letter from Mr. LAW Shu Sang Joseph, effect on June 16, 2024, attached hereto as Exhibit 99.1. Mr. LAW’s resignation reflects a mutual agreement with the Board to step down as Chairman of the Board and the director of the Company, and the resignation is not as a result of any disagreement with the Company relating to its operations, policies or practices. The Board extends its sincere appreciation for Mr. LAW’s contributions to the Company as Chairman and the director.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Exhibits

Exhibit No.	Description
99.1	Resignation Letter, Date June 16, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

3 E Network Technology Group Limited

Date: June 16, 2025	By:	/s/ Tingjun Yang
		Name:	Tingjun Yang
		Title:	Chief Executive Officer

3